Exhibit 99.344

Nextech AR Goes Live with Enhanced 3D Google Ad Functionality With Launch of Web XR

VANCOUVER, B.C., Canada – August 17th, 2021 – NexTech AR Solutions Corp. (“NexTech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, today announced the launch of its next generation Ad technology.

With this announcement NexTech’s customers can now tap into Google’s immense network, delivering engaging and streamlined 3D ads that extend to AR at scale that do not require application download. The upgrade leverages WebXR and also enables a robust AR experience with each Ad. NexTech Ads also provide rich and robust analytics giving customers data driven insights so they can better capture impressions, clicks, interactions and gain overall AR engagement data.

Click to view 3D AR ad sample: view sample.

NexTech CEO Evan Gappelberg commented on this product enhancement. “Digital consumers are looking for engaging immersive experiences. The combination of Nextech AR’s 3D model creation at scale with Nextech’s Ad Network now on Google Ads creates an incredibly valuable offering that accelerates our customer’s reach with higher engagement levels. The Google Display Network reaches 90 percent of internet users worldwide, across millions of websites, news pages, blogs and Google sites like Gmail and YouTube”, said Gappelberg.

Analytics from NexTech’s Vacuum Cleaner Market (VCM) indicate click through rates (CTR) of approximately 5 percent for 3D Ads created with NexTech 3D tools, compared to average Google CTR of 1.55 percent according to Smart Insights. NexTech’s 3D technology enabled on Google’s expansive Ad network offers a compelling advertising tool. Google estimates that as of 2021, that their search engine processes approximately 63,000 search queries every second, translating to 5.6 billion searches per day and approximately 2 trillion global searches per year. According to eMarketer, Digital Ad spend will be 455.3 billion in 2021 with 55.2% of that going to display advertising.

NexTech 3D advertising customers such as Motif, a leading fashion knowledge and educational hub are recognizing NexTech’s 3D advertising suite of tools as a game changer. “Partnering with Nextech AR Ad Network gives us extended reach to new B2B communities in consumer product goods, fashion & apparel and branding agencies. Its 3D advertising capabilities were a key draw for us and enables us to illustrate to prospective students the type of 3D models they can create through our 3D digital fashion course with Roz McNulty”, said Elisabeth Souquet, Marketing Director at Motif. Now, with NexTech’s rollout of 3D Google Ads, customers such as Motif can extend 3D advertising built with NexTech tools to reach a significantly broader audience.

Click to view 3D AR Ad sample Motif – View Sample

To learn more about NexTech’s productions and solutions, please visit NexTech AR Ad Network at https://www.nextechar.com/ar-ad-network.

About NexTech AR

NexTech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

NexTech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.